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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F  __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems Ltd. Announces Second Quarter and Six Months Financial Results dated August 2, 2004.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces Second Quarter and Six Months Financial Results

Monday August 2, 8:00 am ET

-Revenues Increases 7% Compared With the Second Quarter of 2003 and 9% for the First Six Months Ended June 30, 2004 Compared to the Same Period in 2003- YAHUD, Israel, August 2 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the second quarter and six-month period ended June 30, 2004.

Revenues for the second quarter of 2004 reached US$14.5 million, an increase of
7.1 percent compared with the second quarter of 2003 and an increase of 2.0 percent over the first quarter of 2004.

Gross profit for the second quarter of 2004 reached US$6.5 million (44.9% of revenues), an increase of 2.8% over the second quarter of 2003 and an increase of 3.8% compared with first quarter of 2004.

Operating and net income in the second quarter of 2004, excluding a US$1.2 million award granted to employees by the Company's two principal shareholders out of their personal funds, reached US$855,000 and US$461,000, respectively, a decrease of 37.6 percent and 45.1 percent respectively compared with the second quarter of 2003. For financial reporting purposes, according to the generally accepted accounting principles in the United States, such a grant was recorded in Magal's second quarter statement of income as an expense, although it has not effected the total shareholders' equity nor the statement of cash- flows.

Operating and net loss in the second quarter of 2004, including the award, reached US$(345,000) and US$(739,000), respectively, compared with operating and net income of US$1.4 million, and US$840,000, respectively, for the second quarter of 2003.

The increase in operating expenses in the second quarter of 2004 is principally attributable to higher selling and marketing expenses, which increased by 25.8 percent compared with the second quarter of 2003 and by 17.4 percent compared with the first quarter of 2004. The increase in selling and marketing expenses reflects the company's considerable investment in the release of its two new products, DreamBox and PipeGuard. Revenues for these new products are not expected until the fourth quarter of 2004 and in 2005.

Diluted loss per share, including the award expenses, for the second quarter was US$(0.09), compared with diluted earnings per share of US$0.11 in the same period last year.

Revenues for the first six months of 2004 reached US$28.7 million, an increase of 9.0 percent compared with the same period in 2003. Operating income and net income for the six-months period, excluding the US$1.2 million award granted to employees by the Company's two principal shareholders out of their personal funds, reached US$2.1 million and US$1.1 million, respectively, a decrease of
15.0 percent and 16.3 percent, respectively compared with the first six months of 2003.

Operating income and net loss for the six-month period, including the award, reached US$872,000 and US$(52,000), respectively.

Diluted loss per share, including the award expenses, for the six-month period was US$(0.01), compared with US$0.17 in the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said: "Even though there was a slow down in one of our major projects - the seam line project in Israel, the growth in the rest of our business more than compensated for this and we were still able to show a small increase in revenues."

Mr. Jacob Even-Ezra concluded, "Based on the traction and interest for both our existing and new products that we are seeing, we have every reason to believe that the second half of the year will be better than the first half on both the top and bottom lines."

The Company will be hosting its quarterly conference call at 11:00am EST. today. Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the second quarter 2004 results. They will then be available to answer questions.

To participate, you may listen to the webcast by accessing the link from Magal's web-site at: www.magal-ssl.com. Alternatively, you may call one of the teleconferencing numbers that follows.

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number or the webcast.

    US Dial-in Number: +1-866-860-9642
    Canada Dial-in Number: +1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610

    At:
    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Contacts:

    Company                            Investor Relations
    Magal Security Systems, Ltd        Gelbart Kahana Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud.Helft@galir.com
    E-mail: magalssl@trendline.co.il           Kenny.Green@galir.com


    -FINANCIAL TABLES FOLLOW-

                           MAGAL SECURITY SYSTEMS LTD.
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)

                          Six Months Ended             Quarter Ended June
                          June 30                      30
                          2004   % change  2003        2004  % change  2003

    Revenues             $28,715    9     $26,343     $14,500   7     $13,542

    Cost of revenues      15,935    9      14,609       7,990  11       7,209

    Gross Profit          12,780    9      11,734       6,510   3       6,333

    Operating Expenses:
    Research and           2,293    5       2,190       1,162   5       1,106
    development, net
    Selling and            5,697   30       4,375       3,076  26       2,445
    marketing, net
    General and            2,718   (1)      2,731       1,417   0       1,411
    administrative
    Award granted by       1,200   ---         -        1,200  ---         -
    principal
    shareholders

    Total operating       11,908    28      9,296       6,855   38      4,962
    expenses

    Operating Income         872   (64)     2,438       (345) (125)     1,371
    (LOSS)

    Financial                351   (45)       641        258   (17)       310
    expenses, net
    Income (LOSS)
    before taxes on
    income                   521   (71)     1,797       (603) (157)     1,061


    Taxes on income          573    35        425        136   (38)       221

    Net income (loss)     $ (52)  (104)   $ 1,372     $ (739) (188)     $ 840

    BASIC net Earnings    $ (0.01)        $  0.17     $ (0.09)         $ 0.11
    (loss) per share        8,132           7,911       8,199           7,927
    SHARES USED IN
    COMPUTING BASIC
    net earnings
    (loss) PER SHARE (IN THOUSANDS)

    DILUTED net           $ (0.01)         $ 0.17     $ (0.09)         $ 0.11
    EARNINGS (loss)
    PER SHARE

    SHARES USED IN          8,244           7,987       8,301           7,989
    COMPUTING DILUTED
    net EARNINGS
    (loss) PER SHARE (IN THOUSANDS)

    FINANCIAL RATIOS

                             Six months Ended      Quarter Ended
                                 June 30,             June 30,
                            2004         2003      2004       2003

    Gross Margin            44.5%        44.5%     44.9%      46.8%
    R&D as a % of Revenues   8.0%         8.3%      8.0%       8.2%
    Selling & Marketing as  19.8%        16.6%     21.2%      18.1%
    a % of Revenues
    G&A Expenses as a % of   9.5%        10.4%      9.8%      10.4%
    Revenues
    Operating Margin         3.0%         9.3%      Loss      10.1%
    Net Income Margin        Loss         5.2%      Loss       6.2%
    Total Debt to Total    *0.50        **0.42      *0.50     **0.42
    Capitalization
    Current Ratio          *1.79        **1.78      *1.79     **1.78

    * As of June 30, 2004
    ** As of December 31, 2003

                           MAGAL SECURITY SYSTEMS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)
                                          June 30,     December 31,
                                           2004           2003
                                         Unaudited
    CURRENT ASSETS:
    Cash and cash equivalents               5,304         4,389
    Short-term bank deposits                6,107         9,000
    Trade receivables                      12,951        14,885
    Unbilled accounts receivable            6,483         5,072
    Other accounts receivable               3,448         3,332
    Deferred income taxes                     986           979
    Inventories                            11,639        11,777
    Total current assets                   46,918        49,434

    Long term investments and trade receivables:

    Long-term trade receivables                50           300
    Long-term bank deposits                 5,984         3,051
    Severance pay fund                      1,845         1,960
    Total long term investments and trade   7,879         5,311
    receivables

    PROPERTY AND EQUIPMENT, NET            13,409        11,505

    OTHER ASSETS, NET                       5,344         5,193

    Total assets                           73,550        71,443

    CURRENT LIABILITIES:
    Short-term bank credit                 15,020        12,597
    Current maturities of long-term         1,098         3,841
    bank loans
    Trade payables                          4,128         5,077
    Other accounts payable and              5,942         6,518
    accrued expenses
    Total current liabilities              26,188        28,033

    LONG-TERM LIABILITIES:
    Long-term bank loans                    4,317         1,873
    Accrued severance pay                   1,969         1,992
    Long-term liability in respect            298           561
    of forward contracts
    Total long terms liabilities            6,584         4,426

    SHAREHOLDERS' EQUITY:
    Share capital                           2,721         2,683
    Additional paid-in capital             26,108        24,098
    Accumulated other comprehensive           277           497
    income
    Retained earnings                      11,672        11,724
    Total shareholders' equity             40,778        38,984

    TOTAL LIABILITIES AND SHAREHOLDERS'    73,550        71,443
    EQUITY

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 30, 2004